SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Kaye Group Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    486589104
                                    ---------
                                 (CUSIP Number)

                          W. Kirk James, Vice President
                            Hub International Limited
                         214 King Street West, Suite 314
                         Toronto, Ontario Canada M5H 3S6
                            Telephone: (416) 979-5866
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule became of Rule
                13d-1(b)(3) or (4), check the following box _|_.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 486589104                                           Page 2 of 15 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
(1)     Name of Reporting Person            Hub International Limited

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group      (a)  |_|
                                                              (b)  |_|
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds            AF, WC, BK

--------------------------------------------------------------------------------
(5)     Check box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization        ONTARIO, CANADA

--------------------------------------------------------------------------------
                                (7)      Sole Voting Power 4,668,420
     Number of
Shares Beneficially
       Owned
      by Each
     Reporting
    Person With
--------------------------------------------------------------------------------
                                (8)      Shared Voting Power

--------------------------------------------------------------------------------
                                (9)      Sole Dispositive Power     4,668,420

--------------------------------------------------------------------------------
                                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person   4,668,420

--------------------------------------------------------------------------------
(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)   |_|

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)             55.0%

--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 486589104                                           Page 3 of 15 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
(1)     Name of Reporting Person            Fairfax Financial Holdings Limited

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group         (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds            AF, WC, BK

--------------------------------------------------------------------------------
(5)     Check box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization        CANADA

--------------------------------------------------------------------------------
                                (7)      Sole Voting Power 0
     Number of
Shares Beneficially
       Owned
      by Each
     Reporting
    Person With
--------------------------------------------------------------------------------
                                (8)      Shared Voting Power          4,668,420*

--------------------------------------------------------------------------------
                                (9)      Sole Dispositive Power       0

--------------------------------------------------------------------------------
                                (10)     Shared Dispositive Power     4,668,420*
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  4,668,420*

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)            55.0%

--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)          HC and CO
--------------------------------------------------------------------------------

* Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Fairfax that it is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.           Security and Issuer

                  This Schedule 13D relates to the shares of Common Stock, par value US$.01 per share (the "Common Stock"), of Kaye Group Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 122 East 42nd Street, New York, NY 10168.

Item 2.           Identity and Background of Reporting Persons

                  This Schedule 13D is being filed on behalf of Hub International Limited ("Hub") and Fairfax Financial Holdings Limited ("Fairfax"), which currently owns approximately 40% of Hub's outstanding common shares.

                  Hub is a corporation organized and existing under the laws of Ontario with the principal office and business address located at 214 King Street West, Suite 314, Toronto, Ontario, Canada M5H 3S6. Hub is an international insurance brokerage which provides a variety of property, casualty, life and health, employee benefits, investment and risk management products.

                  Fairfax is a corporation organized and existing under the laws of Canada with the principal office and business address located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7. Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

                  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Fairfax that it is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  During the last five years, neither Hub nor Fairfax and, to the best of each of Hub's and Fairfax's knowledge, none of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of each director and executive officer of each of Hub and Fairfax is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

Item 3.           Source and Amount of Funds or Other Considerations

                  This statement relates to separate options granted to Hub by the stockholders named in Schedule B to this Schedule 13D (individually referred to as "Stockholder"), to purchase shares of Common Stock from each Stockholder as described herein and in Item 6 below (the "Options"). The Options, together with related voting agreements, were granted to Hub by each Stockholder pursuant to individual Stock Option and Voting Agreements dated January 19, 2001 (the "Stock Option and Voting Agreements").

                  Pursuant to the Stock Option and Voting Agreements, Hub is the beneficial owner of an aggregate of 4,668,420 shares of Common Stock, under the circumstances specified in the Stock Option and Voting Agreements as described herein and in Item 6 below.

                  Under the Stock Option and Voting Agreements, the purchase price per share of Common Stock upon exercise of the Options is US$14 payable as follows: (A) net amount of US$9.3334 in cash, without interest thereon (the "Cash Component") and (B) US$4.6666 principal amount of a subordinated convertible debenture of Hub (the "Debenture Component" and together with the Cash Component, the "Purchase Price"). If pursuant to

Section 2.04 of the Merger Agreement, Hub elects to increase the Cash Component and decrease the Debenture Component then Hub shall make the same adjustment to the Purchase Price. In the event that, subsequent to Hub exercising its Option, any acquisition (including by way of amalgamation or merger) of the Common Stock (in whole or in part), of all or any substantial portion of the assets or business of the Issuer, in any case by Hub or any of its affiliates, is consummated, Hub will further distribute to each stockholder 50% of the consideration per share of Common Stock in excess of US$14 that would have been paid to each Stockholder if the Option were not exercised. Such consideration will be paid by Hub at the same time and in the same manner as such consideration is paid to the stockholders of the Issuer.

                  If prior to the termination of the Merger Agreement (as defined in Item 4 below), there is an announcement by a third party or notice by the Issuer to Hub of a Superior Proposal (as defined in the Merger Agreement), Hub may elect to exercise the Options. If Hub shall have exercised an Option and shall have disposed of the Common Stock acquired pursuant to such Option as a result of a Superior Proposal, Hub shall distribute to the Stockholder securities or cash with a value per share of Common Stock equal to 50% of the cash or securities (net of expenses and transfer taxes) in excess of US$14 per share of Common Stock acquired under such Superior Proposal ("Excess Proceeds").

                  It is currently anticipated that the source of cash funds for all transactions referred to herein would be provided from issuances by Hub of subordinate convertible debentures similar to those described in Item 6 below to an affiliate and from general working capital and existing credit facilities available to Hub and its affiliates.

Item 4.           Purpose of Transactions

                  On January 19, 2001, Hub, 416 Acquisition Inc., a wholly owned subsidiary of Hub, ("416") and the Issuer entered into the Agreement and Plan of Merger (the "Merger Agreement"), which provides that 416 will merge with and into the Issuer (the "Merger"), and the Issuer will continue as the surviving corporation of the Merger (the "Surviving Corporation"). Hub requested each Stockholder to enter into separate Stock Option and Voting Agreements as an inducement to Hub to enter into the Merger Agreement. The Stock Option and Voting Agreements are intended to provide greater certainty that Hub's acquisition of the Issuer will be consummated.

                  Upon consummation of the Merger, it is expected that the Common Stock of the Issuer (a) would cease to be authorized to be quoted on the Nasdaq National Market and (b) would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

                  Other than as described herein and in the Merger Agreement, Hub does not have any permanent plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  If Hub were to exercise the Options granted to it under each of the Stock Option and Voting Agreements, and based on the number of shares of Commons Stock outstanding on January 19, 2001 as represented to Hub by the Issuer in the Merger Agreement, each of Hub and Fairfax might be deemed to beneficially own the number of shares of Common Stock and the percentage of shares of Common Stock listed in the responses to Items 11 and 13, respectively, on their respective cover pages filed herewith, and such responses are incorporated by reference herein. In addition, the number of shares of Common Stock with respect to which each of Hub and Fairfax: (i) has sole voting power,
(ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on their respective cover pages filed herewith, and such responses are incorporated by reference herein. Unless and until the exercise of the Options or the consummation of the Merger in accordance with the terms and conditions of the Merger Agreement, and except as set forth herein, none of Hub or Fairfax, or any of its designees, if any, has any power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any Common Stock. Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Fairfax that it is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  Except as described herein, to the best of Hub's and Fairfax's knowledge, neither Hub nor Fairfax nor any other person referred to in Schedule A attached hereto beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

                  Except as set forth in this Schedule 13D, none of Hub or Fairfax, nor any of their designees, has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which are subject to the Stock Option and Voting Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

                  Each Stockholder entered into a Stock Option and Voting Agreement as an inducement to Hub to enter into the Merger Agreement. No monetary consideration was paid by Hub to any of the Stockholders for the Options.

                  Upon the terms and subject to the conditions set forth in the Merger Agreement, 416 will merge with and into the Issuer and, as a result of the Merger, the separate corporate existence of 416 will cease and the Issuer will continue as the Surviving Corporation. Upon the merger, each holder of Kaye Group shares will receive for each share held US$14, comprised of the following components: (1) US$9.3334 in cash; and (2) US$4.6666 principal amount of 5 year 8.50% subordinate convertible debentures of Hub. The debentures are convertible into common shares of Hub at Cdn$17.00 per share. Prior to the mailing of the proxy statement respecting the Merger to stockholders of the Issuer, Hub has the right to amend the merger consideration by replacing any or all of the convertible debentures with an equal amount of cash.

                  Each Option may be exercised by Hub, in whole but not in part, as to all but not less than all the Stockholders, by notice to each Stockholder of Hub's intention at any time prior to 5:00 p.m. (Toronto time) on the seventh calendar day following the termination of the Merger Agreement, provided that Hub may not exercise any of the Options if the Issuer has terminated the Merger Agreement after notice to Hub of a breach by Hub of the Merger Agreement. If prior to the termination of the Merger Agreement there is a Superior Proposal, and the Merger Agreement is terminated, Hub may elect to (i) exercise each of the Options (as more fully described in Item 3 above) or (ii) within seven calendar days after such termination inform each Stockholder in writing that Hub will not exercise the Options but will participate in 50% of those proceeds in excess of US$14 per share of Common Stock received by each Stockholder from any consummation of any sale of each Stockholder's shares (pursuant to such Superior Proposal or otherwise) that closes within one year after the termination of the Merger Agreement.

                  Pursuant to the Stock Option and Voting Agreements, each Stockholder has agreed (i) to vote its Common Stock in favor of the approval and adoption of the Merger Agreement, the Merger and all of the transactions contemplated by the Merger Agreement, the Stock Option and Voting Agreements and any other proposal that may be necessary to consummate the Merger if such proposal is neutral or advantageous to the Stockholder and such proposal is reasonably feasible and is not contrary to applicable laws and regulations, (ii) to vote against any merger, consolidation, sale of assets, recapitalization or other business combination involving the Issuer (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which would result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, and (iii) not to enter into any agreement or commitment with any person or entity to vote or give instructions in any manner inconsistent with such voting agreement.

                  The description herein of the Merger Agreement and the Stock Option and Voting Agreements are qualified in their entirety by reference to such Agreements, copies of which are filed hereto as Exhibits 1 and 2, respectively, and which are specifically incorporated herein by reference in their entirety.

                  Except as provided in the Merger Agreement and the Stock Option and Voting Agreements, none of the persons referred to in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons in respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of January 19, 2001, among Hub, 416 and the Issuer.

Exhibit 2: Stock Option and Voting Agreements, dated as of January 19, 2001 between Hub and each Stockholder named in Schedule B.

Exhibit 3:        Joint Filing Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2001                   Hub International Limited

                                          By: /s/ Martin P. Hughes
                                              ----------------------------------
                                              Martin P. Hughes, Chairman and CEO

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2001                   Fairfax Financial Holdings Limited

                                          By:  /s/ Bradley P. Martin
                                               ---------------------------------
                                               Bradley P. Martin, Vice President

                                   SCHEDULE A

                           HUB INTERNATIONAL LIMITED
                           -------------------------

          NAME             PRESENT                               PRESENT                                  CITIZENSHIP
          ----             BUSINESS ADDRESS                      PRINCIPAL OCCUPATION                     -----------
                           ----------------                      --------------------
DIRECTORS OF
THE COMPANY

R. Craig Barton            45710 Airport Road                    Vice President, President and Chief      Canada
                           Chilliwack, BC V2P 6Z9                Executive Officer, Barton Insurance
                           Canada                                Brokers Ltd.

Richard A. Gulliver        55 East Jackson Blvd, 6th Floor       President and Chief Operating Officer,   Canada
                           Chicago, IL 60604                     Hub International Limited

Anthony F. Griffiths       95 Wellington Street West             Independent Consultant                   Canada
                           Suite 800
                           Toronto, Ontario M5J 2N7
                           Canada

Martin P. Hughes           55 East Jackson Blvd, 6th Floor       Chairman and Chief Executive Officer,    United States
                           Chicago, IL 60604                     Hub International Limited, and
                           USA                                   Chairman, Mack and Parker, Inc.

Jean Martin                110 Cremazie Boulevard West           Vice President, President, Martin        Canada
                           8th Floor                             Assurance & Gestion de risques Inc.
                           Montreal, Quebec  H2P 1B9
                           Canada

Paul Murray                415 The Kingsway                      President, Pinesmoke Investments         Canada
                           Etobicoke, ON M9A 3W1
                           Canada

John Varnell               95 Wellington Street West             Vice President, Fairfax Financial        Canada
                           Suite 800                             Holdings Limited
                           Toronto, Ontario M5J 2N7
                           Canada


          NAME             PRESENT                               PRESENT                                  CITIZENSHIP
          ----             BUSINESS ADDRESS                      PRINCIPAL OCCUPATION                     -----------
                           ----------------                      --------------------
OFFICERS OF THE
COMPANY

R. Craig Barton            45710 Airport Road                   Vice President, President and Chief       Canada
                           Chilliwack, BC V2P 6Z9               Executive Officer, Barton Insurance
                           Canada                               Brokers Ltd. (also Vice President, Hub
                                                                International Limited)

Richard A. Gulliver        55 East Jackson Blvd, 6th Floor      President and Chief Operating Officer,    Canada
                           Chicago, IL 60604                    Hub International Limited
                           USA

Martin P. Hughes           55 East Jackson Blvd, 6th Floor      Chairman and Chief Executive Officer,     United States
                           Chicago, IL 60604                    Hub International Limited, and
                           USA                                  Chairman, Mack and Parker, Inc.

W. Kirk James              55 East Jackson Blvd, 6th Floor      Vice President, Secretary and General     Canada
                           Chicago, IL 60604                    Counsel, Hub International Limited
                           USA

Jean Martin                110 Cremazie Boulevard West          Vice President, President, Martin         Canada
                           8th Floor                            Assurance & Gestion de risques Inc.
                           Montreal, Quebec  H2P 1B9            (also Vice President, Hub International
                           Canada                               Limited)

Dennis Pauls               55 East Jackson Blvd, 6th Floor      Vice President and Chief Financial        Canada
                           Chicago, IL 60604                    Officer, Hub International Limited
                           USA

John Varnell               95 Wellington Street West            Vice President, Fairfax Financial         Canada
                           Suite 800                            Holdings Limited (also Vice-Chairman,
                           Toronto, Ontario M5J 2N7             Hub International Limited)
                           Canada

                       FAIRFAX FINANCIAL HOLDINGS LIMITED
                       ----------------------------------


          NAME             PRESENT                               PRESENT                                  CITIZENSHIP
          ----             BUSINESS ADDRESS                      PRINCIPAL OCCUPATION                     -----------
                           ----------------                      --------------------

DIRECTORS OF
THE COMPANY

Winslow W. Bennett         Winwood Holding Ltd.                  President, Winwood Holdings Ltd.         Canada
                           505 Burrard Street
                           Suite 1880
                           Vancouver, B.C.
                           V7X 1M6

Robbert Hartog             R.R. #1                               President, Robhar Investments Ltd.       Canada
                           Perkinsfield, ON
                           L0L 2J0

Kenneth R. Polley          Lindsey Morden Claim Services,        President and Chief Executive Officer,   Canada
                           Inc.  3910 Brookside Drive            Lindsey Morden Group Inc.
                           Tyler, TX 75711 U.S.A.

John C. Puddington         Trilwood Investments Limited          President,                               Canada
                           BCE Place, Suite 4320                 Trilwood Investments Limited
                           161 Bay Street
                           P.O. Box 523
                           Toronto, ON  M5J 2S1

V. Prem Watsa              Fairfax Financial Holdings Limited    Chairman and Chief Executive Officer,    Canada
                           95 Wellington Street West             Fairfax Financial Holdings Limited and
                           Suite 800                             Vice President, Hamblin Watsa
                           Toronto,  ON  M5J 2N7                 Investment Counsel Ltd.


          NAME             PRESENT                               PRESENT                                  CITIZENSHIP
          ----             BUSINESS ADDRESS                      PRINCIPAL OCCUPATION                     -----------
                           ----------------                      --------------------
OFFICERS OF THE
COMPANY

Trevor J. Ambridge         Fairfax Financial Holdings Limited   Vice President and Chief Financial        Canada
                           95 Wellington Street West            Officer, Fairfax Financial Holdings
                           Suite 800                            Limited
                           Toronto, ON  M5J 2N7

Sam Y. Chan                Fairfax Financial Holdings Limited   Vice President, Fairfax Financial         Canada
                           95 Wellington Street West            Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

Francis Chou               Fairfax Financial Holdings Limited   Vice President, Fairfax Financial         Canada
                           95 Wellington Street West            Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

Jean Cloutier              Fairfax Financial Holdings Limited   Vice President, Fairfax Financial         Canada
                           95 Wellington Street West            Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

J. Paul T. Fink            Fairfax Financial Holdings Limited   Vice President, Fairfax Financial         Canada
                           95 Wellington Street West            Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

Bradley P. Martin          Fairfax Financial Holdings Limited   Vice President, Fairfax Financial         Canada
                           95 Wellington Street West            Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

Elizabeth J. Murphy        Fairfax Financial Holdings Limited   Vice President and Corporate Secretary,   Canada
                           95 Wellington Street West            Fairfax Financial Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

Eric P. Salsberg           Fairfax Financial Holdings Limited   Vice President, Corporate Affairs,        Canada
                           95 Wellington Street West            Fairfax Financial Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

Ronald Schokking           Fairfax Financial Holdings Limited   Vice President, Finance, Fairfax          Canada
                           95 Wellington Street West            Financial Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7


          NAME             PRESENT                               PRESENT                                  CITIZENSHIP
          ----             BUSINESS ADDRESS                      PRINCIPAL OCCUPATION                     -----------
                           ----------------                      --------------------
John C. Varnell            Fairfax Financial Holdings Limited   Vice President, Fairfax Financial         Canada
                           95 Wellington Street West            Holdings Limited
                           Suite 800
                           Toronto, ON  M5J 2N7

V. Prem Watsa              Fairfax Financial Holdings Limited   Chairman and Chief Executive Officer,     Canada
                           95 Wellington Street West            Fairfax Financial Holdings Limited and
                           Suite 800                            Vice President, Hamblin Watsa
                           Toronto, ON  M5J 2N7                 Investment Counsel Ltd.

                                   SCHEDULE B
                                   ----------

                              LIST OF STOCKHOLDERS
                              --------------------

                  The following Stockholders entered into Stock Option and Voting Agreements with Hub pursuant to which they granted Hub options to purchase their Common Stock:

   ------------------------------------------------------------------
   Stockholder's Name                    Number of Shares of Common
                                         Stock Granted Under Option
   ------------------------------------------------------------------
   Kaye Investments, LP                  2,216,140
   ------------------------------------------------------------------
   ZS PUBCO I, LP                        1,129,241
   ------------------------------------------------------------------
   Woodbourne Partners, LP               797,803
   ------------------------------------------------------------------
   Ned L. Sherwood                       485,002
   ------------------------------------------------------------------
   Michelle Zaleski                      40,234
   ------------------------------------------------------------------